                            RELATIONSERVE MEDIA, INC.
                   877 Executive Center Drive West, Suite 300
                          St. Petersburg, Florida 33702

                                  June 23, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

                     RE: RELATIONSERVE MEDIA, INC.
                         FORM SB-2 REGISTRATION STATEMENT
                         FILE NO. 333-132586

Ladies and Gentlemen:

         We hereby request that the effective date for the registration statement referred to above be accelerated so that such registration statement will become effective at 12:00 p.m. EST on June 26, 2006 or as soon thereafter as practicable.

         We acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing; the action of the
Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and the Registrant may not assert the Commission's comments or the declaration of the registration statement's effectiveness as defense in any proceeding initiated by the Commission or any person under the
United States' federal securities laws.

                                Very truly yours,

                                RELATIONSERVE MEDIA, INC.

                                By: /s/ Paul Soltoff
                                    -------------------------------
                                    Paul Soltoff
                                    Chief Executive Officer